=================================================================================================

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

___________

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13 (e)(1) of the
Securities Exchange Act of 1934

___________

MICRO GENERAL CORPORATION
(Name of Subject Company)

FIDELITY NATIONAL INFORMATION SOLUTIONS, INC.
(Names of Filing Person – Offeror)

Common Stock, Par Value $0.05 Per Share
(Title of Class of Securities)

___________

594838302
(Cusip Number of Class of Securities)

Patrick F. Stone
Chief Executive Officer
Fidelity National Information Solutions, Inc.
4050 Calle Real
Santa Barbara, California 93110
(805) 696-7000
(Name, address and telephone number of person authorized to receive notice and communications on behalf of filing person)

___________

With copies to:

C. Craig Carlson, Esq.
Stradling Yocca Carlson & Rauth,
a Professional Corporation
660 Newport Center Drive
Suite 1600
Newport Beach, California 92660
(949) 725-4000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

	☒	third-party tender offer subject to Rule 14d-1.

	☐	issuer tender offer subject to Rule 13e-4.

	☐	going-private transaction subject to Rule 13e-3.

	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

=================================================================================================

Item 12.	Exhibits.

(a)(1)

The following materials will be used by Fidelity National Financial, Inc., a Delaware corporation ("FNFI") and the majority stockholder of Fidelity National Information Solutions, Inc., a Delaware corporation ("FNIS"), in connection with meetings among FNFI and analysts covering FNFI. FNIS's financial results are consolidated with FNFI's financial results for reporting purposes, and FNFI will discuss FNIS's financial results in the presentation.

Forward-Looking Statements

The foregoing presentation contains forward-looking statements. Forward-looking statements include those regarding the expectations, hopes, intentions or strategies of Fidelity National Financial, Inc. ("FNFI") regarding the future. All forward-looking statements included in this document are based on information available to FNFI on the date hereof, and FNFI assumes no obligation to update any such forward-looking statements. It is important to note that FNFI's actual results could vary materially from those forward-looking statements contained herein due to many factors, including, but not limited to: general economic and business conditions, including interest rate fluctuations and general volatility in the capital markets; changes in the performance of the real estate markets; the impact of competitive products and pricing; success of operating initiatives; adverse publicity; the ability to identify businesses to be acquired; availability of qualified personnel; employee benefits costs and changes in, or the failure to comply with government regulations and other risks detailed in FNFI's filings with the Securities and Exchange Commission.

In connection with the proposed tender offer by Fidelity National Information Solutions, Inc. ("FNIS") to acquire all of the outstanding shares of Micro General Corporation, whereby each share of MGEN common stock will be exchanged for shares of FNIS common stock, FNIS will file an exchange offer prospectus and a proxy statement with the Securities and Exchange Commission. INVESTORS AND STOCKHOLDERS ARE ADVISED TO READ THESE AND ALL RELATED DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and stockholders may obtain a free copy of the exchange offer prospectus, the proxy statement and related documents from the Securities and Exchange Commission's web site at http://www.sec.gov. Free copies of these documents may also be obtained from FNIS by directing a request to Fidelity National Information Solutions, Inc. Investors Relations, 4050 Calle Real, Santa Barbara, California, 93110.